ENGAGEMENT AND INDEMNIFICATION AGREEMENT, dated as of January 22, 2024 (this "Agreement"), by and between Nilesh Undavia, trustee of Nilesh P Undavia 2018 Trust Dated October 25, 2018 ("Undavia") and Andree Michelle Petigny "Nominee".

WHEREAS, Undavia has asked Nominee, and Nominee has agreed, to be (i) a member of the slate of nominees (the "Slate") of Undavia for election to the Board of Directors (the "Board of Directors") of GrafTech Corporation, a Delaware corporation ("the Company"), at the 2024 annual meeting of stockholders of the Company (including any adjournments, postponements, rescheduling or continuations thereof) (the "Annual Meeting") and (ii) named as such in Undavia's proxy solicitation materials related to the Annual Meeting;

WHEREAS, Undavia may solicit proxies from the stockholders of the Company in support of Nominee's election as a director of the Company at the Annual Meeting (the "Solicitation"); and

WHEREAS, Nominee has agreed to serve as a director of the Company if so elected at the Annual Meeting or appointed to the Board of Directors by other means.

NOW, THEREFORE, in consideration of the foregoing and with the understanding on the part of Undavia that Nominee is relying on this Agreement in agreeing to be a nominee as aforesaid and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:

"Claim" means any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative, formal or informal, investigative or other), whether instituted by Undavia, the Company or any other party, or any inquiry or investigation that Nominee in good faith believes might lead to the institution of any such action, suit or proceeding.

"Expenses" means all reasonable documented out-of-pocket attorneys' fees and all other reasonable out-of-pocket fees, costs, and expenses paid or incurred directly and solely in connection with the Solicitation or matters related to the Solicitation, as applicable, including without limitation, investigating, defending or participating in (as a party, witness or otherwise, including on appeal), or preparing to defend or participate in, any Claim relating to any Indemnifiable Event, including the reasonable documented out-of-pocket costs and expenses Nominee incurred directly in connection with seeking enforcement of this Agreement, in each case except to the extent arising out of or resulting from Nominee's (i) willful violation of state or federal law in connection with the Solicitation or a willful breach of this Agreement through actions not instructed or authorized by Undavia, unless Nominee demonstrates (any such demonstration to be reasonably determined solely by Undavia) that Nominee's actions were taken in good faith and in a manner Nominee reasonably believed to be in, or not opposed to, the best interests of electing the Slate, (ii) gross negligence, willful misconduct through actions not instructed or authorized by Undavia or bad faith, or (iii) a material misstatement in, or omission of, any information provided by Nominee in connection with the Solicitation, and in each case, to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

"Indemnifiable Event" means any event or occurrence directly arising out of, or any action taken or omitted to be taken directly and solely in connection with, the Solicitation or being a member of the Slate, in each case except to the extent arising out of or resulting from Nominee's (i) willful violation of state or federal law in connection with the Solicitation or a willful breach of this Agreement through actions not instructed or authorized by Undavia, unless Nominee demonstrates (any such demonstration to be reasonably determined solely by Undavia) that Nominee's actions were taken in good faith and in a manner Nominee reasonably believed to be in, or not opposed to, the best interests of electing the Slate, (ii) gross negligence, willful misconduct through actions not instructed or authorized by Undavia or bad faith, or (iii) a material misstatement or omission of any information provided by Nominee in connection with the Solicitation and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

"Loss or Losses" means any and all damages, judgments, fines, penalties, amounts paid or payable in settlement, deficiencies, losses and Expenses (including all interest, assessments, and other charges paid or payable in connection with or in respect of such Losses), in each case except to the extent arising out of or resulting from Nominee's (i) willful violation of state or federal law in connection with the Solicitation or a willful breach of this Agreement through actions not instructed or authorized by Undavia, unless Nominee demonstrates (any such demonstration to be reasonably determined solely by Undavia) that Nominee's actions were taken in good faith and in a manner Nominee reasonably believed to be in, or not opposed to, the best interests of electing the Slate, (ii) gross negligence, willful misconduct through actions not instructed or authorized by Undavia or bad faith, or (iii) a material misstatement or omission of any information provided by Nominee in connection with the Solicitation, and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

NOW, THEREFORE, in consideration of the foregoing and with the understanding on the part of Undavia that Nominee is relying on this Agreement in agreeing to be a nominee as aforesaid and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Nominee hereby represents and warrants to Undavia that she will not, without Undavia's prior written consent, acquire, directly or indirectly, any shares of GrafTech Int'l Ltd., whether beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) or of record, or effect any sale or disposition of any share of GrafTech Int'l Ltd., from the date hereof until the conclusion of the Meeting and that she will not cause or be a party to any transactions by all business partners, associates, family members and other entities or individuals with which she might share such beneficial ownership of GrafTech Int'l Ltd. Nominee furthermore agrees to treat this matter with utmost

confidentiality and agrees to not mention or discuss the name of the Company or her nomination to the Company's board with any family member, acquaintance, friend or business associate.

2. Nominee hereby agrees (a) (i) to promptly complete, sign, and return GrafTech Int'l 2024 questionnaire form requesting information relating to Nominee's background and qualifications (ii) the written consent and any other documents that may be required to be completed and delivered to the Company in order to be eligible to be a nominee for election to the Board of Directors and to serve as a director if elected, pursuant to the Company's Amended and Restated Bylaw as of November 9, 2023s, (b) that Nominee's responses in the Questionnaires and Nominee's representations in any form provided to Undavia or the Company will be true, complete and correct in all material respects and will not omit any material information, (c) that Nominee will provide true, correct and complete information concerning such other matters as are required or customary to be disclosed regarding Nominee, Nominee's nomination to the Board of Directors, or the Solicitation under (i) the Company's governing documents or nomination or other director requirements, or (ii) pursuant to the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder, (d) that Nominee will promptly provide any additional information as may be requested by Undavia, such information to be true and correct and not omit any material information, and (e) that Nominee will promptly notify Undavia of any changes or updates to any information provided by Nominee to Undavia pursuant to this section. Nominee further acknowledges and agrees that Undavia may forward the Questionnaires and the Written Consent to the Company, as applicable, and both Undavia and the Company may at any time, in their respective discretion, publicly disclose such information, as well as the existence and contents of this Agreement and any information that Nominee provides pursuant to this Agreement. Furthermore, Nominee acknowledges and agrees that Undavia may elect, at his expense, to conduct a background and reference check of Nominee and Nominee further agrees to complete and execute any necessary authorization forms or other documents required in connection therewith.

3. As part of the nomination process, Nominee agrees to be interviewed by the Company once at soon as practicable, if requested by the Company. Nominee will agree to any additional interviews by the Company or its representatives only with prior written approval by Undavia. Nominee agrees to not communicate in any way with any member of the Company's management, representatives, Board members or affiliates without Undavia's prior written consent. Nominee agrees to inform Undavia by phone or text within one hour of any attempt by any of the Company's representatives to communicate with the Nominee.

4. As part of the nomination process Nominee understands (a) Undavia may enter into a settlement with the company on or before the Annual Meeting which may result in the Nominee being withdrawn as a candidate for the board of directors and (b) Nominee agrees to not enter into any settlement with the Company to serve on the Board of Directors without written approval by Undavia or be a candidate for the Company's slate without written approval by Undavia.

5. In the event Nominee was, is or becomes a party to, or other participant in, or is threatened to be made a party to or other participant in, a Claim by reason of (or arising or allegedly arising in any manner out of or relating to in whole or in part) an Indemnifiable Event, Undavia or a designee thereof, to the fullest extent permitted by applicable law, shall indemnify and hold harmless Nominee from and against any and all Losses suffered, incurred or sustained by Nominee or to which Nominee becomes subject, arising out of such Claim (it being understood and agreed that, except as provided in Section 4(c) with respect to Expenses, reimbursements of any such Losses payable hereunder shall be made as soon as practicable but in any event no later than thirty (30) days after written request is made to Undavia accompanied by reasonable supporting documentation).

6. Nominee shall give Undavia prompt written notice of any Claim (accompanied by such reasonable supporting documentation as may be in Nominee's possession) as soon as Nominee becomes aware of any such Claim.

7. In the case of the commencement of any Claim against Nominee in respect of which Nominee may seek indemnification from Undavia hereunder, Undavia will be entitled to participate therein, including, without limitation, the negotiation and approval of any settlement of such Claim. In addition, Undavia shall have, in his sole discretion, the right to assume control of the defense of such Claim with counsel chosen by Undavia. To the extent that Undavia may wish to assume the defense of any Claim against Nominee in respect of which Nominee may seek indemnification from Undavia hereunder, Undavia shall provide Nominee with written notice of Undavia's election to assume the defense of such Claim. From and after such election by Undavia to assume defense of a Claim, Undavia will not be liable to Nominee under this Agreement for any Expenses subsequently incurred by Nominee in connection with the defense thereof other than reasonable costs of investigation and preparation therefor (including, without limitation, appearing as a witness and reasonable fees and expenses of legal counsel in connection therewith). If, in any action for which indemnity may be sought hereunder, Undavia shall not have timely assumed the defense thereof or Nominee shall have been advised by Nominee's independent counsel that it would constitute a conflict of interest for the same counsel to represent both Nominee and Undavia in such action, or if Nominee has been advised by independent counsel that Nominee has separate or additional defenses than those available to Undavia with regard to such action, Nominee shall have the right to employ Nominee's own counsel reasonably satisfactory to Undavia in such action, in which event Undavia shall pay directly or reimburse Nominee for any reasonable documented costs, out-of-pocket legal fees and expenses not paid directly and incurred by Nominee in connection with the defense thereof; provided, however, that Undavia shall be obligated to pay for only one firm to serve as counsel for all of Undavia's nominees for election to the Board of Directors unless Nominee has been informed by independent counsel that there are conflicts of interest or additional defenses for Nominee relative to the other nominees. Nominee shall not settle any action, and Nominee shall not be responsible for any settlement of any claim against Nominee covered by this Agreement, without the prior written consent of Undavia, which consent shall not be unreasonably delayed or withheld. Undavia shall not settle any Claim in any manner that

would impose any expense, penalty, obligation or limitation on Nominee that could reasonably be viewed as an acknowledgment of wrongdoing on the part of Nominee, without Nominee's prior written consent (which consent shall not be unreasonably conditioned, delayed or withheld).

8. Nominee's right to indemnification pursuant to this Section 4 shall include the right of Nominee to be advanced by Undavia or a designee thereof any Expenses incurred in connection with any Indemnifiable Event as such expenses are incurred by Nominee; provided, however, that all amounts advanced in respect of such Expenses shall be promptly repaid to Undavia or a designee thereof by Nominee to the extent it shall ultimately be determined in a final judgment by a court of competent jurisdiction that Nominee is not entitled to be indemnified for or advanced such Expenses. The indemnification and reimbursement arrangements contemplated herein shall only take effect if Nominee is publicly named by Undavia as a member of the Slate.

9. Notwithstanding any other provision of this Agreement to the contrary, the indemnity and expense reimbursement obligations under this Agreement will not apply to any event or occurrence that takes place (i) prior to the date hereof, (ii) subsequent to the conclusion of the Solicitation or at such earlier time as Nominee is no longer a member of the Slate, or (iii) relating to or directly or indirectly arising out of Nominee's service as a director of the Company.

10. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy, email or similar writing) and shall be given to such party,

if to Undavia, to:

Nilesh Undavia
155 E Boca Raton Rd Unit 416
Boca Raton, FL 33432

       Telephone: (617) 763-8191
       Email: nundavia@gmail.com

If to Nominee,

Andree Michelle Petigny
100 Warren Street, Apt 908
Jersey City, NJ 07302

       Telephone: (212) 229-2740
       Email: amp@michellepetigny.com

11. Nominee Acknowledgement: Notwithstanding anything else in this Agreement, Nominee acknowledges that Undavia is and will be under no obligation to nominate

Nominee for election to the Board of Directors. Nominee acknowledges that Undavia will rely upon information provided by Nominee for purposes of preparing regulatory filings, submissions to the Company, Solicitation materials and other public disclosures.

12. Headings. The headings used herein are included for convenience of reference only and shall be ignored in the construction or interpretation of this Agreement.

13. Execution by Counterparts/Facsimile. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed by PDF.

The parties hereto have executed this Agreement:

Date: January 22, 2024

By: Nilesh Undavia, Trustee for Nilesh P Undavia 2018 Trust Dated Oct 25, 2018

nilesh Undavia

Nilesh Undavia

By: Andree Michelle Petigny

Andree Michelle Petigny